FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 21, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)
Date: January 21, 2003                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                 Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

17 January 2003  The  Administrators of the GlaxoSmithKline US Retirement
                 Savings Plan ("the Plan") notified GlaxoSmithKline plc on 20 January 2003, that as a result of movement in the fund on the 17 January 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,237,538 to 18,263,970 at an average price of $38.39.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

21 January 2003

                               Director's Interests

I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:

Dr J P Garnier                 The Administrators of the
                               GlaxoSmithKline US Retirement Savings Plan notified GlaxoSmithKline plc on 20 January 2003 that Dr Garnier had increased his interest by 74
                               Ordinary Share ADRs at a price of $38.39 per share on 17 January 2003. Dr Garnier was also notified of this change on 20 January 2003.

S M Bicknell
Company Secretary
21 January 2003

                        Director's Interests


I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier          The Administrators of the
                        SmithKline Beecham Mid-Term Incentive Plan notified the Company and Dr Garnier on 21
                        January 2003 that he had increased his
                        interest by 637.462 Ordinary Share ADRs at a price of $50.45 per Ordinary Share ADR following the re-investment of the dividend paid to shareholders on 3 January 2003.




S M Bicknell
Company Secretary

21 January 2003